October 29 , 2007

Via EDGAR

Mr. Kevin L. Vaughn

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silicon Motion Technology Corporation

Form 20-F for the Year Ended December 31, 2006

File No. 0-51380

Dear Mr. Vaughn:

Silicon Motion Technology Corporation (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated October 18, 2007, relating to the above-referenced filing. We appreciate the Staff’s assistance in our compliance with the applicable disclosure requirements and insights to enhance the overall disclosure in our filing. Below we have reprinted each of the Staff's comments and thereunder set forth the related response.

Form 20-F for the year ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 5

Investing Activities, page 39

1.	Comment: We note that you made significant prepayments related to construction in progress during 2006. Please tell us and revise future filings to describe the nature and significant terms of the agreements under which these payments were made. In addition please revise future filings to describe the nature of any significant capital projects and disclose any anticipated future expenditures.

Response: The Company advises the Staff that the prepayments related to construction in progress during 2006 primarily consisted of payments to purchase the Company’s new office building located in Hsinchu, Taiwan. Some of the significant terms are as follows:

•	Assets purchased/constructed: land and building

October 29, 2007

•	Projected cost: NT $260,000 thousand

•	Payment terms: payments are made based on the progress of construction.

•	Completion date of the construction: 2007.

In future filings, the Company will describe the nature of any significant capital projects and disclose any anticipated future expenditures.

Note 2 – Summary of Significant Accounting Policies, page F-9

- Short-Term Investments, page F-10

2.	Comment: We note your disclosure regarding the change in investment objective and the reclassification of all short-term investments purchased subsequent to December 31, 2005 as trading securities. You state that the change in classification only applied to investment purchased subsequent to December 31, 2005. Please address the following:

•

Portions of your disclosure could be confusing to readers. You state that you sold all of your available-for-sale securities on December 31, 2005, however, we note that the balance sheet as December 31, 2005 shows short-term investments totaling NT$1,157,955 thousand. Please clarify your disclosure to us and in future filings.

•

Based on your disclosure, it appears that the change in classification to trading securities applied only to new investments purchased subsequent to December 31, 2005. However, it appears from your statement of cash flows that you have classified all of the activity in the short-term investments accounts as operating activities. Please tell us whether there were any sales of available-for-sale short-term investments in 2006. If so, tell us why you believe you have properly presented this activity in the statement of cash flows for 2006. Refer to paragraphs 15-17 of SFAS 95.

Response: The Company advises the Staff that the change in investment objective is not a reclassification. On December 30, 2005, the Company sold all of its available-for-sale securities classified under short-term investments. With the proceeds from this sale, the Company purchased trading securities totaling approximately NT$1,157,955 thousand on December 30, 2005, which was all included in the balance sheet line item, “Short-term investments.” The Company further advises the Staff, that the date reference in the original 20-F filing was erroneously stated as December 31, 2005. As noted above, the correct date of the transactions was December 30, 2005.

In future filings, the Company will clarify its disclosure related to changes, if any, in investment objectives and the classification of short-term investments.

October 29, 2007

The Company advises the Staff that there were no sales of available-for-sale short-term investments in 2006. In 2006, all purchases and sales of short-term investments related to trading securities.

- Inventories, page F-10

3.	Comment: We note from your disclosure on pages F-27 and F-28 that you had certain consigned inventory. Please quantify for us the amount of consigned inventory at December 31, 2006 and tell us your accounting policy for any consigned inventory. If consigned inventory is material, please also revise future filings to disclose your accounting policy for consigned inventory and to quantify the amount of consigned inventory.

Response: The Company advises the Staff that it does not have any consigned inventory at December 31, 2006. As a part of its Original Equipment Manufacturing (“OEM”) process, the Company engages Advanced Semiconductor Engineering Inc. (“ASE”) as a subcontractor for testing and packaging. The inventory is physically stored in ASE's warehouse while being processed, however the ownership right and risk of loss remain with the Company. The Company further advises the Staff, that the reference to “destroyed […] wafer […] consigned” to ASE on page F-28 in the original 20-F filing was inappropriate. As noted above, such wafer was not held by ASE on a consignment basis.

The Company further advises the Staff that it has never engaged in the consignment of inventory before and does not anticipate holding consigned inventory in the future. In the event that the Company engages a consignment of inventory in the future, the Company will disclose the accounting policy for consigned inventory and quantify the amount in its future filings.

Note 4 – Cash and Cash Equivalents, page F-16

4.	Comment: We note that your cash and cash equivalents includes bonds acquired under repurchase agreements of NT$22,995 and NT$103,942 at December 31, 2006 and 2005, respectively. Please clarify for us the nature of these agreements and explain to us why you believe it is appropriate to include these amounts as cash equivalents.

Response: The Company advises the Staff that the bonds acquired under repurchase agreements of NT$22,995 thousand and NT$103,942 thousand on December 31, 2006 and 2005 are appropriately classified as cash equivalents. According to the repurchase agreements, the duration is very short (less than one month) and are highly liquid as they are readily convertible into a known amount of cash. As a result, the bonds bear insignificant risk of changes in value affected by changes of interest rates. The Company believes that the bonds under repurchase agreements meet the definition of cash equivalents under paragraph 8 of SFAS 95 which states as follows:

October 29, 2007

8.	For purposes of this Statement, cash equivalents are short-term, highly liquid investments that are both:

a.	Readily convertible to known amounts of cash

b.	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately responds to the comments of the Staff. Please direct any further comments or questions regarding this filing to me by facsimile at 011 886-3-552-6988.

Very truly yours,

SILICON MOTION TECHNOLOGY CORPORATION

/s/ Riyadh Lai
Riyadh Lai,
Chief Financial Officer

Cc:	Mr. Wallace Kou

Silicon Motion Technology Corporation

Mr. Paul Thurston

Deloitte & Touche

Mr. James Chen

Kirkpatrick & Lockhart Preston Gates Ellis LLP